SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   SCHEDULE TO

                                 (Rule 14d-100)

                  Tender Offer Statement Under Section 14(d)(1)
                or 13(e)(1)of the Securities Exchange Act of 1934

                                (Final Amendment)

                        GAM Avalon Multi-Technology, L.P.
                       (Name of Subject Company (issuer))

                   GAM Avalon Multi-Technology, L.P. (Offeror)
(Name of Filing Persons (identifying status as offeror, issuer or other person))

                      Units of Limited Partnership Interest
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)


                            Joseph J. Allessie, Esq.
                     c/o Global Asset Management (USA) Inc.
                              135 East 57th Street
                            New York, New York 10022
                                 (212) 407-4600
       (Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing persons)

                                 With a copy to:
                           Christopher M. Wells, Esq.
                              Coudert Brothers LLP
                           1114 Avenue of the Americas
                            New York, New York 10036
                                 (212) 626-4400

                            CALCULATION OF FILING FEE
================================================================================
Transaction Valuation: $188,525.87 (a)         Amount of Filing Fee: $37.71 (b)
================================================================================

         (a) Purchase price paid for partnership interests.
         (b) Calculated at 1/50th of 1% of the Transaction Valuation.


[x] Check the box if any part of the fee is offset as provided by Rule 0-1l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

               Amount Previously Paid: $31.69
               Form or Registration No.: Schedule TO; Registration No. 005-62217 Filing Party: GAM Avalon Multi-Technology, L.P.
               Date Filed: November 16, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third-party tender offer subject to Rule 14d-1.
[x] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:[x]

     This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed on November 16, 2001, by GAM Avalon Multi-Technology, L.P. (the "Fund") in connection with an offer by the Fund to purchase up to ten percent 10% of the Fund's outstanding units of limited partnership interests ("Units") on the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer") and the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits (a)(2) and (a)(3) to the Statement.

     This is a Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

     The following information is furnished pursuant to Rule 13e-4(c)(4):

     1. The Offer  expired at 12:00  midnight,  New York time,  on December  31,
2001.

     2. $188,525.87 in Units were validly tendered and not withdrawn prior to the expiration of the Offer, and all of those Interests were accepted for purchase by the Partnership in accordance with the terms of the Offer.


                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               GAM AVALON MULTI-TECHNOLOGY, L.P.


                                          By: Global Asset Management (USA) Inc.
                                              General Partner

                                          By: /s/ Joseph J. Allessie
                                          Name: Joseph J. Allessie
                                          Title: Authorized Signatory


January 9, 2002